Exhibit (k)(3)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

Bow River Capital Evergreen Fund

AGREEMENT made as of the 29th day of December, 2023 ("Effective Date") by and between Bow River Capital Evergreen Fund, a Delaware statutory trust (the "Fund"), and Bow River Advisers, LLC, an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, (the "Adviser").

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940 (the "1940 Act") as a non-diversified, closed-end management investment company;

WHEREAS, the Adviser acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated as of December 29, 2023 (the "Investment Management Agreement"), pursuant to which it is paid an investment management fee (the "Investment Management Fee");

NOW, THEREFORE, in consideration of the Fund engaging the Adviser pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund's Prospectus as currently in effect.

2.	The Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a "Waiver") if required to ensure the Fund's aggregate monthly ordinary operating expenses, excluding certain "Specified Expenses" as provided in Paragraph 3 of this Agreement, borne by the Fund in respect of each Class of Shares to an amount not to exceed 0.50%, on an annualized basis, of the Fund's month-end net assets (the "Expense Cap"). If the Fund's aggregate monthly ordinary operating expenses, exclusive of the Specified Expenses, in respect of any Class of Shares for any month exceed the Expense Cap applicable to that Class of Shares, the Adviser will waive its Management Fee and/or reimburse the Fund for expenses to the extent necessary to eliminate such excess. The Adviser may also directly pay expenses on behalf of the Fund and waive reimbursement under the Agreement.

3.	Specified Expenses that are not covered by the Agreement include: (i) the Management Fee; (ii) all fees and expenses of Fund Investments (including any underlying fees of the Fund Investments (the "Acquired Fund Fees and Expenses")); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Fund Investments and other investments; (iv) interest payments incurred on borrowing by the Fund; (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vi) distribution and shareholder servicing fees, as applicable; (vii) taxes; and (viii) extraordinary expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for all annual and other meetings of Shareholders).

4.	Unless sooner terminated by the Board of Trustees of the Fund (the "Trustees") as provided in Paragraph 5 of this Agreement, this Agreement will have a term ending one (1) year from the Effective Date. This Agreement will automatically renew for consecutive twelve-month terms thereafter, provided that such continuance is specifically approved at least annually by a majority of the Trustees.

5.	This Agreement may be terminated at any time, and without payment of any penalty, by the Trustees, on behalf of the Fund, upon thirty (30) days' written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Trustees.

6.	For a period not to exceed (3) three years from the date on which a Waiver is made by the Adviser, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund's expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. To the extent that such repayment is due, it shall be made as promptly as possible, in conjunction with the next succeeding payment of the Investment Management Fee to the Adviser. To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

7.	If this Agreement is terminated by the Fund, the Fund agrees to repay to the Adviser any amounts payable pursuant to paragraph 6 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than (3) three years from the date on which a Waiver was made by the Adviser (regardless of the date of termination of this Agreement), so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Cap as if such Expense Cap was still in effect. If this Agreement is terminated by the Adviser, the Fund agrees to repay to the Adviser any amounts payable pursuant to paragraph 6 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Cap as if such Expense Cap was still in effect.

8.	This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.

9.	This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties to this Agreement have executed this Agreement as of the date first written above.

BOW RIVER CAPITAL EVERGREEN FUND

/s/ Jeremy Held
By:	Jeremy Held
Title:	President

BOW RIVER ADVISERS, LLC

/s/ Blair E Richardson
By:	Blair E Richardson
Title:	Chief Executive Officer

[Signature Page for Expense Limitation Agreement]

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